ACCOUNTANTS' CONSENT

The Board of Directors
Devcon International Corp. and Subsidiaries

We consent to incorporation by reference in the registration statements (No. 33-32968 and No. 33-59557) on Form S-8 and (No. 33-65235) on Form S-3 of Devcon
International Corp. and subsidiaries of our report dated March 21, 1997, relating to the consolidated balance sheets of Devcon International Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1996, and the related schedule, which report appears in the December 31, 1996 annual report on Form 10-K of Devcon International Corp. and subsidiaries.




KPMG PEAT MARWICK LLP
Fort Lauderdale, Florida
March 28, 1997